UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Dental Genie Holdings, LLC

Legal status of issuer

       Form
       LLC

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       11/16/2018

Physical address of issuer
1760 E Pecos Rd. STE 332, Gilbert , AZ 85295

Website of issuer
https://www.dentalgenie.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
August 2, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end (2018)	Prior fiscal year-end (2017)
Total Assets	$164,570	$10,273
Cash & Cash Equivalents	$163,674	$10,273
Accounts Receivable	$0	$0
Short-term Debt	$16,974	$0
Long-term Debt	$240,000	$0
Revenues/Sales	$6,533	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($523,677)	($9,727)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
May 31, 2019

Dental Genie Holdings, LLC



Up to $1,070,000 of Crowd Notes

Dental Genie Holdings, LLC ("Dental Genie", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 2, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $700,000 under the Combined Offerings (the "Closing Amount") by August 2, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. Investors who completed the subscription process by July 26, 2019 will be permitted to increase their investment at any time on or before August 2, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the July 26, 2019. If the Company reaches its Closing Amount prior to July 26, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2020.

Once posted, the annual report may be found on the Company's website at https://www.dentalgenie.com/investor.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/dental.genie

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Dental Genie Holdings LLC ("the Company") is a limited liability company organized on June 7, 2017 under the laws of the State of Arizona, and headquartered in Gilbert, Arizona. The Company develops a dental patient app. The Consolidated financial statements include the accounts of Dental Genie Holdings LLC and its wholly owned subsidiaries, Dental Genie LLC and Dental Genie Revenue Partners LLC.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/dental.genie and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	August 2, 2019
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has an accumulated deficit from inception of approximately $533,404, insufficient operating cash inflows to fund operations, and relies primarily on third-party financing. These factors raise substantial doubt about the Company's ability to continue as a going concern is for the twelve-month period from the report date. The Company's ability to continue as a going concern is dependent on management's plans to commence profitable sales of the app, its ability to obtain additional financing from its members or other sources, as may be required, and its ability to generate positive operation cash flows. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company's cash position is relatively weak. The Company currently has only $800 in cash balances as of April 30, 2019. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company forecasts project aggressive growth in revenue in 2019 If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Chris Anderson and Ryan Wallin. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company operates in a business that is highly regulated and subject to liability concerns. Although the Company is currently pre-revenue, it plans to charge dentists a patient referral fee in the future, which may be subject to the Federal Anti-Kickback law and other relevant state regulations. Further, Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with current and future laws and regulations may require the Company to change its pricing models at an undeterminable and possibly significant initial monetary and annual expense. These additional changes may have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the Company's products or services from being offered to clients and members, which could have a material adverse effect on the business, financial condition, and results of operations.

The Company is overdue on its 2017 and 2018 tax filings, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company's agent for service of process is one of the founders. Although a Company is not legally required to have a professional registered agent, there are risks inherent in choosing an individual to serve in this role. Specifically, there is a risk that the individual may not be at the office location registered with the state when process is delivered, or that the service of process may be left with another person. In some cases, an unsuccessful attempt at serving the registered agent allows a court to order "substituted service" such as by serving the Secretary of State, or by posting or publishing the process documents. Furthermore, an individual may move his or her office, may leave the company's employ, be transferred to another state, or for another reason need to be replaced. In those cases, the registered agent's name and/or address on file with the Secretary of State will have to be updated. If there is a gap in time before the records are updated, the company may not receive notice of litigation. Additionally, an individual registered agent may mishandle or ignore the documents because of a lack of training, lack of time or time management, personal issues, or other reasons. In any of these cases, the company may fail to respond to the lawsuit in time, which could result in a default judgment, or the registered agent or counsel not receiving notice of the lawsuit in time to respond. This could have negative consequences on the Company's operations including mismanagement of litigation, which could be time-consuming and expensive and could divert management's attention. In addition to the above consequences, not appointing a professional registered agent may indicate poor corporate governance or legal oversight.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

Conversion of the Crowd Note is conditional on the Company converting into a C-Corporation in the future. In order for the Crowd Note to convert into equity in the Company, the Company must first convert from a limited liability company to a C-Corporation. While the Company expects to convert into a C-Corporation in the future, there can be no guarantee that such conversion will be carried out. If the Company never converts into C-Corporation, then the Crowd Note will never convert into equity.

We have not assessed the tax implications of using the Crowd Note. To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own upto 60% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Through full price transparency, Dental Genie aims to transform the way patients and dentists find one another and making dental work more accessible and affordable for Americans.

Business Plan

Imagine waking up one morning with the most excruciating toothache. Deep, throbbing pain radiating from your jaw making it impossible to function. And forget about eating or drinking. All you want is something to take away the pain... fast!

Now imagine waking up with that same relentless toothache every single morning for weeks on end because you're too afraid of what a dentist might charge to fix it. This might be the case for many Americans who avoid the dentist for one very simple but important reason - fear of the unknown cost. They not only dread the procedures themselves but they've also experienced that sudden sticker shock at the dental office wondering how they're going to pay their bill. According to the ADA, that's especially true for almost 50% of Americans who pay out of pocket.

Dental Genie was formed for this very reason... to make dental care more accessible and affordable for Americans by providing full transparency of dental fees for approved dentists in their area. It's an online dental marketplace to offer ratings, reviews, AND pricing - including special price promotions - meaning patients can now "Know before they go & save!" And by addressing this ROOT consumer problem, participating dentists benefit from the increased patient flow and gross revenues making for a cost-effective marketing solution. We believe this couldn't come at a better time as private dental practices are struggling to compete with the onslaught of corporate dentistry and the marketing and economies of scale advantages they come with.

Nobody likes going to the dentist but we know we need to. Dental Genie aims to allow Americans easily and quickly shop for dental care that works for them while private dental practices gain an important weapon in the fight against the corporate takeover.

The Company's Products and/or Services
Dental Genie's online marketplace offering ratings, reviews, AND pricing is free for users seeking dental work in their area. Currently, this includes Metro Phoenix with plans to roll out in multiple Western U.S. cities in 2020. It's simple to use, much like other notable marketplaces, and after completing a quick and easy registration process, users can search via filters including dental work needed and the desired location. This then results in an immediate list of reviewed and rated dental providers with estimated costs for that procedure. From there it's just a few steps to set up an appointment at Dental Genie's special pricing!

For dentists, being selected, approved, and included in the Dental Genie marketplace costs $499/month or $6,000/year*. Based on conservative patient lead estimates and what the ADA says a new patient typically spends with a dental practice, participating dentists can expect to at least quadruple their investment within the patient's first 12 months. They break even on the investment within their first three months while additionally reducing their need for continued ad-hoc marketing efforts that to date, haven't been able to address the ROOT issue preventing patients from filling their dental chairs - the fear of the unknown cost.

Dental Genie is a classic two-sided network aiming to benefit consumers looking for a new, more powerful way to shop for dental care as well as dentists who realize the dentist industry has changed and price transparency is required to level the playing field with corporate dentistry.

Dental Genie is currently in beta and free for dentists. Further, Dental Genie conducts online research on the dentists prior to listing them on the platform.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Customer Base
When it comes to our dental patients, our ideal target users include:
- Those who are retired and on a fixed income
- Families who want the best dental health at an affordable price point
- Those without dental insurance (e.g. self-employed)
- Tech-savvy individuals (especially 18-35) looking for dentist information and value at their fingertips

For ideal dentist users, we're targeting:
- New or recently purchased dental offices
- Practices already trying ad-hoc marketing activities to drive patient flow
- Offices surrounded by strong corporate dentistry players
- Practices opened by recent dental grads
- Specialists like orthodontists who are losing business to general practices
- Practices hiring associates

Intellectual Property
The Company is dependent on the following intellectual property:

Trademark	Status	Serial Number	Applicant	Publication Number
DENTAL GENIE	Published	87-841,412	Dental Genie Revenue Partners, LLC	Feb 26, 2019

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.93% of the proceeds, or $637,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.42% of the proceeds, or $84,775, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Additional Personnel	10%	10%	10%
Admin/Legal	10%	10%	10%
Marketing & Sales	50%	50%	50%
App & Systems Development	30%	30%	30%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Chris Anderson	CEO	CEO of Dental Genie Former CFO of Veritas Private Equity Management, Inc
Dr. Ryan Wallin	Founder	Dentist and founder of Aesthetic Family Dental Care (AFDC).

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or

threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 1 full-time employee, 7 full-time consultants, and 2 part-time consultants.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is managed by the Members with each Member entitled to one vote per unit per the Company Operating Agreement.
During 2017, Two Thirty Trust received 100% of the Dental Genie Holdings LLC membership interest for consideration of $20,000.
During 2018, Two Thirty Trust received 6,100,000 member units for consideration of $171,000. There were 500,000 membership units, valued at $0.50 per unit, issued during the year ending December 31, 2018 for professional services provided to the Company.

During 2018, the Company signed a convertible note agreement with MLR Tanner, LLC for $200,000. The promissory note payable bears interest at 10% per annum and matures December 10, 2020. Note can be converted at any time by note holder. Conversion price shall be determined by dividing the outstanding balance by the conversion price of 0.5 per unit of the Company's Membership Units. At December 31, 2018, $200,000 convertible loan balance can be converted into 400,000 membership units.
During 2018, the Company received $40,000 prior to a full execution of a $100,000 convertible note. The promissory note payable bears interest at 10% per annum and matures January 15, 2021. The note can be converted at any time by the note holder. Conversion price shall be determined by dividing the outstanding balance by the conversion price of 0.5 per unit of the Company's Membership Units. Full execution occurred on January 15, 2019.
During 2019, the Company issued one promissory note payable for total proceeds of $100,000. The promissory note payable bears interest at 10% per annum and matures January 15, 2021. The note can be converted at any time by the note holder. Conversion price shall be determined by dividing the outstanding balance by the conversion price of 0.5 per unit of the Company's Membership Units.

Ownership
Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Two Thirty Trust, LTD.	6,050,000 units.	60.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Dental Genie Holdings LLC ("the Company") is a limited liability company organized on June 7, 2017 under the laws of the State of Arizona, and headquartered in Gilbert, Arizona. The Company develops a dental patient app. The Consolidated financial statements include the accounts of Dental Genie Holdings LLC and its wholly owned subsidiaries, Dental Genie LLC and Dental Genie Revenue Partners LLC.

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company has an accumulated deficit from inception of approximately $533,404, insufficient operating cash inflows to fund operations, and relies primarily on third-party financing. These factors raise substantial doubt about the Company's ability to continue as a going concern is for the twelve-month period from the report date. The Company's ability to continue as a going concern is dependent on management's plans to commence profitable sales of the app, its ability to obtain additional financing from its members or other sources, as may be required, and its ability to generate positive operation cash flows. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $800 in cash on hand as of April 30, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Friends and family	December 2018	506b	Common	$300,000	Operations and development

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances, provided the Company has converted from a limited liability company to a C-Corporation:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $700,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Chris Anderson
_____
(Signature)

Chris Anderson
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Chris Anderson
_____
(Signature)

Chris Anderson
_____
(Name)

CEO
_____
(Title)

May 31, 2019
_____
(Date)

Ryan Wallin
_____
(Signature)

Ryan Wallin
_____
(Name)

Board Member
_____
(Title)

May 31, 2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



DENTAL GENIE HOLDINGS LLC
(an Arizona Limited Liability Company)

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018 and 2017

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To the Members of
Dental Genie Holdings LLC
Gilbert, AZ

We have reviewed the accompanying financial statements of Dental Genie Holdings LLC ("the Company"), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations and changes in members' equity, and cash flows for the year ended December 31, 2018 and for the period of June 7, 2017 to December 31, 2017, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As disclosed in Note 2 of the financial statements, the Company has recognized losses from inception and has insufficient operating cash inflows to fund operations. As a result, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

May 23, 2019

Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

DENTAL GENIE HOLDINGS LLC
CONSOLIDATED BALANCE SHEETS
December 31, 2018 and December 31, 2017
(unaudited)

ASSETS		2018		2017
Current Assets:				
Cash	$	163,674	$	10,273
Total current assets		163,674		10,273
Property and equipment, net		896		-
Total assets	$	164,570	$	10,273
LIABILITIES AND MEMBERS' EQUITY				
Liabilities				
Accounts payable and accrued expenses	$	16,974	$	-
Total current liabilities		16,974		-
Note payable, net		240,000		-
Total long term liabilities		240,000		-
Total liabilities		256,974		-
Commitments and contingencies		-		-
Members' equity		(92,404)		10,273
Total liabilities and members' equity	$	164,570	$	10,273

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

DENTAL GENIE HOLDINGS LLC
CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2018 and Period of June 7, 2017 (inception) to December 31, 2017
(unaudited)

	2018	2017
Subscription Revenue, net	$ 6,533	$ -
Cost of goods sold	-	-
Gross profit	6,533	-
Expenses:		
Professional fees	275,950	9,687
Advertising and Marketing	103,960	-
Other operating expenses	5,596	40
Computer and Internet	4,406	-
Software Development Expense	135,073	-
General and administrative	2,887	-
Rent	2,340	-
Total operating expenses	530,212	9,727
Net loss from operations	(523,679)	(9,727)
Other income/(expense)		
Interest income	2	-
Total other income/(expense)	2	-
Net loss	$ (523,677)	$ (9,727)
Changes in members' equity		
Beginning members' equity	$ 10,273	$ -
Capital contributions	421,000	20,000
Distributions to members	-	-
Net loss	(523,677)	(9,727)
Ending members' equity	$ (92,404)	$ 10,273

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

DENTAL GENIE HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31, 2018 and Period of June 7, 2017 (inception) to December 31, 2017

(unaudited)

	2018	2017
Cash flows from operating activities:		
Net loss	$ (523,677)	$ (9,727)
Adjustments to reconcile net loss to net cash used		
by operating activities:		
Member Unit based compensation	250,000	-
Change in assets and liabilities		
Accounts payable and accrued expenses	16,974	-
Net cash used by operating activities	(256,703)	(9,727)
Cash flows from investing activities:		
Payments for purchases of property and equipment	(896)	-
Net cash used by investing activities	(896)	-
Cash flows from financing activities:		
Member contributions	171,000	20,000
Proceeds from note payable	240,000	-
Net cash provided by financing activities	411,000	20,000
Net increase in cash	153,401	10,273
Cash at beginning of period	10,273	-
Cash at end of period	$ 163,674	$ 10,273
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -

See independent accountants' review report

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Dental Genie Holdings LLC ("the Company") is a limited liability company organized on June 7, 2017 under the laws of the State of Arizona, and headquartered in Gilbert, Arizona. The Company develops a dental patient app.

The Consolidated financial statements include the accounts of Dental Genie Holdings LLC and its wholly owned subsidiaries, Dental Genie LLC and Dental Genie Revenue Partners LLC. All material intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company's advertising costs are expensed as incurred. During the year ended December 31, 2018 and period of June 7, 2017 (inception) to December 31, 2017, the Company recognized $103,960 and $0 in advertising costs, respectively.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Returns are recognized on the date the returned inventory is received by the Company.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that at times, may be in excess of federally insured limits. No losses have been recognized as a result of these excess amounts.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed and the net amount, less proceeds received, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of the asset might not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

Software

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining 'technical feasibility' are expensed as incurred. Further development costs incurred thereafter, and up to date of release to the public, are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company reviews the recoverability of all intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of the asset might not be recoverable.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal and New York State jurisdictions.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014- 09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective, for non-public companies, for interim and annual periods beginning after December 15, 2018. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has an accumulated deficit from inception of approximately $533,404, insufficient operating cash inflows to fund operations, and relies primarily on third-party financing. These factors raise substantial doubt about the Company's ability to continue as a going concern is for the twelve-month period from the report date. The Company's ability to continue as a going concern is dependent on management's plans to commence profitable sales of the app, its ability to obtain additional financing from its members or other sources, as may be required, and its ability to generate positive operation cash flows. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – MEMBERS' EQUITY

The Company is managed by the Members with each Member entitled to one vote per unit per the Company Operating Agreement.

During 2017, Two Thirty Trust received 100% of the Dental Genie Holdings LLC membership interest for consideration of $20,000.

During 2018, Two Thirty Trust received 6,100,000 member units for consideration of $171,000. There were 500,000 membership units, valued at $0.50 per unit, issued during the year ending December 31, 2018 for professional services provided to the Company.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2018	2017
Furniture and Equipment	$ 896	$ -
	896	-
Accumulated depreciation	-	-
Total property and equipment, net	$ 896	$ -
	$ -	$ -

As the equipment was purchased at the end of December of 2018, there was no depreciation recorded in the year and period ended December 31, 2018 and 2017, respectively.

NOTE 5 – NOTE PAYABLE

During 2018, the Company signed a convertible note agreement with MLR Tanner, LLC for $200,000. The promissory note payable bears interest at 10% per annum and matures December 10, 2020. Note can be converted at any time by note holder. Conversion price shall be determined by dividing the outstanding balance by the conversion price of 0.5 per unit of the Company's Membership Units. At December 31, 2018, $200,000 convertible loan balance can be converted into 400,000 membership units.

During 2018, the Company received $40,000 prior to a full execution of a $100,000 convertible note. The promissory note payable bears interest at 10% per annum and matures January 15, 2021. The note can be converted at any time by the note holder. Conversion price shall be determined by dividing the outstanding balance by the conversion price of 0.5 per unit of the Company's Membership Units. Full execution occurred on January 15, 2019.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Operating Lease

On December 16, 2018, the Company entered into a lease agreement for an office space, at a monthly lease rate of $2,400 per month through June 30, 2019. The Company incurred $2,340 in rent expense for the year ending December 31, 2018.

Future minimum payments under the lease are as follows:

Year ended December 31,
2019: $14,400

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated events through May 23, 2019, the date that these financial statements were available to be issued, and has identified the following transactions requiring disclosure:

During 2019, the Company issued one promissory note payable for total proceeds of $100,000. The promissory note payable bears interest at 10% per annum and matures January 15, 2021. The note can be converted at any time by the note holder. Conversion price shall be determined by dividing the outstanding balance by the conversion price of 0.5 per unit of the Company's Membership Units.

EXHIBIT C
PDF of SI Website





dental
genie
TRANSPARENCY GRANTED.

This presentation contains offering materials prepared solely by Dental Genie w
assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this
may contain forward-looking statements and information relating to, among oth
company, its business plan and strategy, and its industry. These statements refle
management's current views with respect to future events based information c
available and are subject to risks and uncertainties that could cause the compar
results to differ materially. Investors are cautioned not to place undue reliance
forward-looking statements as they are meant for illustrative purposes and they
represent guarantees of future results, levels of activity, performance, or achiev
which cannot be made. Moreover, no person nor any other person or entity ass
responsibility for the accuracy and completeness of forward-looking statements
no duty to update any such statements to conform them to actual results.

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Invest in Dental Genie

Making dental care more affordable for all Americans while increasing patient flow for dentists.

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$1,000	$5,000,000	Crowd Note
Minimum	Valuation cap	Security Type

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Dental Genie is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Dental Genie without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Graduated from the Phoenix-based Coplex Accelerator, one of America's Top 7 Startup Accelerators according to Entrepreneur Magazine
- Active beta program in Phoenix, AZ with 100+ approved dentists and 600+ patient signups
- Founded by Dr. Ryan Wallin, award-winning aesthetic dentist with his own practice, Aesthetic Family Dental Care (AFDC). Average 5 star rating on Google, with reviews by 23 customers. For more than a decade, he has been named a Top Dentist by Phoenix Magazine
- CEO Chris Anderson has a decade of broad-based consulting execute experience for venture-and private equity-backed startups

Fundraise Highlights

- Total Round Size: US $1,070,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $5,000,000
- Target Minimum Raise Amount: US $700,000
- Offering Type: Side by Side Offering

Through full price transparency, Dental Genie aims to transform the way patients and dentists find one another and making dental work more accessible and affordable for Americans.



Imagine waking up one morning with the most excruciating toothache. Deep, throbbing pain radiating from your jaw making it impossible to function. And forget about eating or drinking. All you want is something to take away the pain… fast!

Now imagine waking up with that same relentless toothache every single morning for weeks on end because you're too afraid of what a dentist might charge to fix it. This might be the case for many Americans who avoid the dentist for one very simple but important reason - fear of the unknown cost. They not only dread the procedures themselves but they've also experienced that sudden sticker shock at the dental office wondering how they're going to pay their bill. According to the ADA, that's especially true for almost 50% of Americans who pay out of pocket.

Dental Genie was formed for this very reason… to make dental care more accessible and affordable for Americans by providing full transparency of dental fees for approved dentists in their area. It's an online dental marketplace to offer ratings, reviews, and pricing - including special price promotions. Our goal is to allow patients to "know before they go & save". Further, by addressing this root consumer problem, participating dentists benefit from the increased patient flow and gross revenues making for a cost-effective marketing solution. We believe this couldn't come at a better time as private dental practices are struggling to compete with the onslaught of corporate dentistry and their accompanying advantages in marketing and economies of scale.

Nobody likes going to the dentist but we know we need to. Dental Genie aims to allow Americans easily and quickly to shop for dental care that works for them, and at the same time, provide private dental practices an important weapon in the fight against the corporate takeover.

PROFILE MENU

Highlights
Overview
Product & Service
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Q&A with Founder
Term Sheet
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Market Landscape
Data Room
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Product & Service

Dental Genie's online marketplace offering ratings, reviews, and pricing is free for users seeking dental work in their area. Currently, this includes Metro Phoenix with plans to roll out in multiple Western U.S. cities in 2020. It's simple to use, much like other notable marketplaces, and after completing a quick and easy registration process, users can search via filters including dental work needed and the desired location. This then results in an immediate list of reviewed and rated dental providers with estimated costs for that procedure. From there it's just a few steps to set up an appointment at Dental Genie's special pricing!

For dentists, being selected, approved, and included in the Dental Genie marketplace costs $499/month or $6,000/year*. Based on conservative patient lead estimates and what the ADA says a new patient typically spends with a dental practice, participating dentists can expect to at least quadruple their investment within the patient's first 12 months. They break even on the investment within their first three months while additionally reducing their need for continued ad-hoc marketing efforts that to date, haven't been able to address the ROOT issue preventing patients from filling their dental chairs - the fear of the unknown cost.

Dental Genie is a classic two-sided network aiming to benefit consumers looking for a new, more powerful way to shop for dental care as well as dentists who realize the dentist industry has changed and price transparency is required to level the playing field with corporate dentistry.

Dental Genie is currently in beta and free for dentists. Further, Dental Genie conducts online research on the dentists prior to listing them on the platform.

Team Story

Dental Genie began in 2017 as Dr. Ryan Wallin saw a unique opportunity to create an online platform that would provide transparency in the dental services marketplace, as it is one of the greatest frustrations he has heard from patients over a decade practicing dentistry. He took his idea to Coplex in Phoenix, AZ (a tech accelerator) where they worked together to develop an MVP.

After nearly 18 months, and nearly a quarter of a million dollars spent developing, testing, and improving the product, Dr. Wallin partnered with a seasoned executive and 7-time startup veteran Chris Anderson, with the goal of reaching 10,000 subscribers. Chris has a reputation for scaling SAAS companies, disrupting markets, and driving growth.

Today, Dental Genie is ready to grow beyond Arizona and change the way patients shop for dentistry across the U.S.

Founders and Officers



Chris Anderson
CHIEF EXECUTIVE OFFICER

More than a decade of broad-based experience working as an executive with companies backed by venture capital & private equity. Through his consulting business, Quantus Capital, he has also helped several successful startups in his career, including two high-growth tech startups Medapps and Athena Wireless, which have since been acquired.

Mr. Anderson holds a BS in Accounting, and an MBA from Arizona State University



Dr. Ryan Wallin
FOUNDER

As an Aesthetic Dentist with more than a decade of experience, Dr. Ryan S. Wallin is the founder of Aesthetic Family Dental Care (AFDC). In 2007 he was named Top Dentist by Phoenix Magazine and has been given that title for the past 12 years. As the creator behind Dental Genie, Dr. Ryan Wallin saw a unique opportunity to compete against corporate dentistry in a way that was never possible to private dental practices.

Note: Ryan is working full-time at AFDC as a dentist and can only work part-time on Dental Genie.

Q&A with the Founder

Q: Please detail your historical product road map from inception - YTD.
Dental Genie:
Dental Genie was conceived in April 2017, and thanks to investing in and completing the Coplex Startup Program, the first minimal viable product (MVP) was completed in March 2018. This allowed Dental Genie to launch a beta service within the Arizona market in March 2018, where it continues to run today.

Q: Please describe your typical customer/user profile.
Dental Genie:
When it comes to our dental patients, our ideal target users include:

- Those who are retired and on a fixed income
- Families who want the best dental health at an affordable price point
- Those without dental insurance (e.g. self-employed)
- Tech-savvy individuals (especially 18-35) looking for dentist information and value at their fingertips

For ideal dentist users, we're targeting:

- New or recently purchased dental offices
- Practices already trying ad-hoc marketing activities to drive patient flow
- Offices surrounded by strong corporate dentistry players

PROFILE MENU

- Practices opened by recent dental grads
- Specialists like orthodontists who are losing business to general practices
- Practices hiring associates

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
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Q: Who do you view as your closest competitors and what key factors differentiate yourselves?

Dental Genie: For the dental consumer, keyword searches, Yelp, and healthcare booking sites like ZocDoc are the closest competitors. However, none of these platforms provide dental procedure pricing or discounted offerings. What sets Dental Genie apart is the dental specialization and the ability to benchmark and understand pricing before a patient books an appointment.

For the dental professional, any form of advertising or marketing, both online and traditional, would be considered a competitor or alternative option. Often dental practices can be so desperate to increase new patients that they end up spending excessive amounts of money on an ad-hoc marketing strategy that rarely delivers new patients. For the Dental Genie-registered dentist, they know their marketing dollars are being used directly to acquire new patients seeking dental services (at known costs) versus paying for search terms which may not result in a sale. In addition, with time our goal for Dental Genie is to become synonymous with finding excellent and affordable dental care and the top resource for dentists to acquire new patients.

Q: Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable.

Dental Genie:

There are no regulatory concerns at this time. Currently, there is precedent online for reviews of doctors and dentists (e.g. Yelp, Zocdoc, HealthGrades) unrelated to potential HIPAA concerns.

Q: Are all founders currently full-time? If not, please explain who, why, and what the expected timeline is for part-time founders to join full-time.

Dental Genie:

Not all of our founders work full time with Dental Genie. Dr. Ryan Wallin is a full-time dentist whose practice serves three locations in Arizona. He intends to continue working as a dentist while maintaining an active role with Dental Genie when not managing his dental practice. He is a valuable "inside" voice in all that we do in our quest to transform the dental industry to alleviate the current affordability, accessibility, and competitive pressures it is facing.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,070,000
Minimum investment:	US $1,000
Target Minimum:	US $700,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $5,000,000
Interest rate:	6.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While Dental Genie has set an overall target minimum of US $700,000 for the round, Dental Genie must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Dental Genie's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised

If Maximum Amount Is Raised





- Additional Personnel
- Admin/Legal
- Marketing & Sales
- App & Systems Development

- Additional Personnel
- Admin/Legal
- Marketing/Sales
- App & Systems Development

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Investor Perks

Early birds (First 20 people)

Free SWAG Bag full of Dental Genie gear. Including;

- Dental Genie sweatshirt & T-shirt
- Electronic accessories.
- Dental Genie office accessories.
- Quarterly email updates from the Executive team.

$10,000+

All of the above plus:

- One dozen premium golf balls w/ Dental Genie logo
- One premium golf shirt w/ Dental Genie Logo

$25,000+

All of the above plus:

- 1 round of golf at any Clubcorp course around the country. www.clubcorp.com

$50,000+

All of the above plus:

- Complimentary **Invisalign procedure performed by the founder, Dr. Ryan Wallin.**
- **Quarterly updates by Teleconference with the Executive team members.**

$100,000+

All of the above plus:

- Complimentary flights to Phoenix, AZ , a two day stay, and a cosmetic dental procedure of your choice performed by Dr. Ryan Wallin.
- Possible Advisory board status with the company.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Operations

Dental Genie Holdings LLC ("the Company") is a limited liability company organized on June 7, 2017 under the laws of the State of Arizona, and headquartered in Gilbert, Arizona. The Company develops a dental patient app. The Consolidated financial statements include the accounts of Dental Genie Holdings LLC and its wholly owned subsidiaries, Dental Genie LLC and Dental Genie Revenue Partners LLC.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
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FAQs
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- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company has an accumulated deficit from inception of approximately $533,404, insufficient operating cash inflows to fund operations, and relies primarily on third-party financing. These factors raise substantial doubt about the Company's ability to continue as a going concern is for the twelve-month period from the report date. The Company's ability to continue as a going concern is dependent on management's plans to commence profitable sales of the app, its ability to obtain additional financing from its members or other sources, as may be required, and its ability to generate positive operation cash flows. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $800 in cash on hand as of April 30, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Market Landscape

There are approximately 200,000 dental offices in the U.S. and almost 200,000 practicing dentists according to the ADA. It's estimated that 16% of those offices are corporately run today and this number is expected to reach 30% in 2021, as private dental practices shrink at a rate of 7% a year. That leaves at least 140,000 potential dentists nationwide for Dental Genie to help in the years ahead, as they struggle to compete with the resource and cost-saving advantages of corporate dentistry.

Based on what we've noticed, filling empty dental chairs has never been more challenging for these smaller offices, not only due to the impact of corporate takeover within this changing industry but also the fact that almost 35% of Americans don't have dental insurance. And for those with dental insurance, only 51% are actually using them. Not many people like going to the dentist, but more importantly, Americans avoid it due to the fear of the unknown cost. Based on the total number of U.S. dentists, we estimate an available U.S. market of $1.2 billion. In the near term through West Coast expansion and signing up 2,000 dentists, the serviceable market is approximately $12 million. And with a digital marketplace like Dental Genie has built, the market opportunities can extend beyond dentistry... really to any service industry that can benefit from much-needed price transparency.

Risks and Disclosures

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's cash position is relatively weak. The Company currently has only $800 in cash balances as of April 30, 2019. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company forecasts project aggressive growth in revenue in 2019 If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Chris Anderson and Ryan Wallin. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company operates in a business that is highly regulated and subject to liability concerns. Although the Company is currently pre-revenue, it plans to charge dentists a patient referral fee in the future, which may be subject to the Federal Anti-Kickback law and other relevant state regulations. Further, Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with current and future laws and regulations may require the Company to change its pricing models at an undeterminable and possibly significant initial monetary and annual expense. These additional changes may have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the Company's products or services from being offered to clients and members, which could have a material adverse effect on the business, financial condition, and results of operations.

The Company is overdue on its 2017 and 2018 tax filings, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company's agent for service of process is one of the founders. Although a Company is not legally required to have a professional registered agent, there are risks inherent in choosing an individual to serve in this role. Specifically, there is a risk that the individual may not be at the office location registered with the state when process is delivered, or that the service of process may be left with another person. In some cases, an unsuccessful attempt at serving the registered agent allows a court to order "substituted service" such as by serving the Secretary of State, or by posting or publishing the process documents. Furthermore, an individual may move his or her office, may leave the company's employ, be transferred to another state, or for another reason need to be replaced. In those cases, the registered agent's name and/or address on file with the Secretary of State will have to be updated. If there is a gap in time before the records are updated, the company may not receive notice of litigation. Additionally, an individual registered agent may mishandle or ignore the documents because of a lack of training, lack of time or time management, personal issues, or other reasons. In any of these cases, the company may fail to respond to the lawsuit in time, which could result in a default judgment, or the registered agent or counsel not receiving notice of the lawsuit in time to respond. This could have negative consequences on the Company's operations including mismanagement of litigation, which could be time-consuming and expensive and could divert management's attention. In addition to the above consequences, not appointing a professional registered agent may indicate poor corporate governance or legal oversight.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at

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that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $4,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $4,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,000,000 valuation cap, so you should not view the $4,000,000 as being an indication of the Company's value.

Conversion of the Crowd Note is conditional on the Company converting into a C-Corporation in the future. In order for the Crowd Note to convert into equity in the Company, the Company must first convert from a limited liability company to a C-Corporation. While the Company expects to convert into a C-Corporation in the future, there can be no guarantee that such conversion will be carried out. If the Company never converts into C-Corporation, then the Crowd Note will never convert into equity.

We have not assessed the tax implications of using the Crowd Note. To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own upto 60% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Dental Genie

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Dental Genie. Once Dental Genie accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Dental Genie in exchange for your securities. At that point, you will be a proud owner in Dental Genie.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Dental Genie has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Dental Genie does not plan to list these securities on a national exchange or another secondary market. At some point Dental Genie may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Dental Genie either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Dental Genie's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Dental Genie's Form C. The Form C includes important details about Dental Genie's fundraise that you should review before investing.

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How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck





dental genie™

TRANSPARENCY GRANTED.™



In a free market economy, the fundamental way of maximizing consumer surplus, is transparent pricing across equal goods and services. The same way Amazon has leveled the playing field, knowledge is key in keeping prices fair.





DENTAL PATIENT PROBLEM

Dental services are largely consistent between dental offices, but pricing remains unknown, often leaving patients fearful of the cost until they are handed a bill.



While **85%** of Americans feel they need to visit the dentist twice per year, only **37%** have done so in the past year.



Cost is the top reason for avoiding dental visits regardless of **income, age, or source** of dental benefits.



Finding a **trusted, fair-priced** dentist is a **time-consuming chore** that Americans have come to dread.

**American Dental Association*



DENTAL OFFICE PROBLEM

Dental services have become commoditized due to industry disruption from “corporate dentistry” resulting in increased competition and difficulty filling chairs.



There are **~120,000** dental offices and **~200,000** practicing dentists in the US; Nearly 35% of Americans don’t have dental insurance.



16% of dental practices are currently owned by a DSO. This number is expected to reach **30% by 2021,** while the number private practices is shrinking by **7%** per year



Dentists should be seeing **25-50** new patients per month for their practice to grow, but the average practice loses **17%** of its patients each year

**American Dental Association & various magazine articles*

These statements reflect management’s current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.





OUR VISION

Close the gap between those who **need** to visit the dentist and those who **actually** do: **~50% of Americans…**



By helping patients find **an optimal local dental office** for them, comparing **reviews, ratings,** and **pricing**



These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

V A L U E   P R O P O S I T I O N


dental genie
Dentist Registration
Compare Treatment Plans

Dental Genie is an online dental marketplace that aims to offer full transparency of dental fees, special dental service pricing, and promotions. We believe, through our easy-to-use interface, dental work can become affordable and accessible for all Americans while dentists benefit from increased patient flow and gross revenue.







DENTAL GENIE

dental genie™
Dentist Registration
Compare Treatment Plans
Find a Dentist, Save NOW
Dental Genie saves you money with top-rated local dentists
by providing the high, low, and average price of dental procedures in your area.
Share My Location
Enter a zip code or address

Current Version

dental genie™
Dentist Registration
Compare Treatment Plans
Curious About Procedures
Fillings
Implants
Extractions
Dentures
Crowns
Root Canals
Orthodontics
Cleaning
Have a treatment plan from your current dentist and want to compare?
Compare Here
TRY OUR
dental genie
SELECT TREATMENT CALCULATOR







D E N T A L G E N I E

dental genie
Dentist Registration
Compare Treatment Plans
Sort By | Price | Top Rated | Distance | DG Referred
The Following Dentists Offer Dental Genie Pricing in your Area
Average Price $1193
High Price $1,515
Dr. Mark Brannon
Brannon Dental Group
Dentist 5 - AMAZING
Facility 4.3 - VERY GOOD
Scottsdale, Arizona
Save 20% on Crowns
$958
2 MILES AWAY
View Profile
Request More Info
Call Office
Dr. Laura Sibrava
Brannon Dental Group
Dentist 5 - AMAZING
Facility 4.3 - VERY GOOD
Scottsdale, Arizona
Save 20% on Crowns
$958
2 MILES AWAY
View Profile
Request More Info
Call Office
Dr. Matt Goldring
Brookstone Dental Care
Save 20% on Crowns
View Profile

Current Version

dental genie
Dentist Registration
Compare Treatment Plans
« Back to Marketplace
Dr. Laura Sibrava
Brannon Dental Group
Dentist
Facility
Practicing Since
Scottsdale, Arizona
Amenities
3D Cone Beam Xray
3rd Party Financing (other)
AmEx
BOTOX
CareCredit
Cash/Check
In-House Financing
In-Office Whitening (ZOOM!)
Invisible Braces/Aligners
IV Sedation
Nitrous Oxide (Laughing Gas)
Oral Conscious Sedation
Show More
Accept this offer for Crowns
Save 20% on Crowns
$958
2 MILES AWAY
Request More Info
Call Office
Patient Reviews
Images of Practice
Dentist 5 - AMAZING
Facility
John
Friendly and very knowledgeable. Great personality that makes you feel at home!!
Jason T.

R E V I E W S


Find a Dentist, Save NOW
Dental Genie saves you money with top-rated local dentists
by providing the high, low, and average price of dental procedures
Share My Location

"Dental Genie made it 10 times easier when I needed to find a dentist for a tooth extraction. In just two minutes filling out an online form that allowed me to filter dentist results within a 5-mile radius of my home, select my procedure, and my desired price range, it brought up a slew of different dentists that could do the extraction and the walk-out-the-door rate. I saved $360 with Dental Genie!"

– Heather Parsons, Mesa, AZ resident

"Dental Genie is a unique platform for a unique opportunity to find dentists through a different avenue. It also provided us, as a dental office, to see patients that are available for time spots we have open. I'm impressed with what Dental Genie is doing. Not only are they providing patients with solutions, but providing solutions for doctors as well."

– Symen VanderLinden, Dentist and Co-owner at Chandler, AZ practice

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

REVENUE MODEL

We plan to charge dentists **$499/month** to be on the Dental Genie platform.



Users utilize **free accounts** to **find** the right dentist to meet their needs**.**





Dental Genie's platform is currently in beta and free to use for dentists. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

OPPORTUNITY

TOTAL AVAILABLE MARKET
All Dentists in US ~200,000

$1.2 Billion

SERVICEABLE NEAR-TERM MARKET
West Coast Expansion: 2,000 Dentists, 1% of Total Market

$12 Million

SERVICEABLE INITIAL MARKET
Arizona Beta Market: 200 Dentists

CURRENT ENTRY POINT

$1.2 Million



COMPETITIVE LANDSCAPE


1-800-DENTIST
Zocdoc
LocalMed
Referrals
SECTOR SPECIFIC
dental genie™
OPAQUE ADS
MENU LEVEL & PRICE TRANSPARENCY
Billboard
Mailers/ Flyers
GENERAL AD CHANNELS

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

T E A M

Chris L. Anderson, CEO



Over a decade of broad-based executive experience with venture and private equity-backed startups. Through his consulting business, Quantus Capital, he has also helped several successful startups in his career, including two high-growth tech startups Medapps and Athena Wireless, which have since been acquired. Has been the CFO of a PE fund investing in SaaS companies and other industries. Holds a BS in Accounting and an MBA from Arizona State University.

Dr. Ryan Wallin, Founder



Award-winning aesthetic dentist with more than a decade of experience and his own practice, Aesthetic Family Dental Care (AFDC). For 12 consecutive years has been named a Top Dentist by Phoenix Magazine. Previously served as a consultant to the Arizona Dental Board focused on clinical evaluation and inpatient complaint procedures. As one of the creators behind Dental Genie, saw the unique opportunity to help private practices like his compete against corporate dentistry.





PROJECTED FINANCIALS

80,000,000
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
-
(10,000,000)
2019
2020
2021
2022
2023
(129,853)
6,729,960
20,271,451
34,503,474
40,228,204
Revenue
Profit
Linear (Profit)

- Total revenue and EBITDA estimates on a 3-5 year forecast
- 330 dentists subscribed to the platform by end of 2019
- 2,170 dentists by the end of 2020
- 10,100 users by end of 2023
- Does not incorporate potential of taking platform to at least one more suitable vertical market



These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



ASK & USE OF FUNDS

10%
30%
SPEND
50%
App/Systems Development
Marketing & Sales
Admin/Legal
Additional Personnel



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.